UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Shanghai Century Acquisition Corporation
(Name of Issuer)

Common Stock, par value $0.0005 per share
(Title of Class of Securities)

G80637104
(CUSIP Number)

Magnús Jónsson	Copy to: A. Peter Harwich
Atorka Group hf.	Allen & Overy LLP
Hlídasmári 1, 201 Kópavogur	1221 Avenue of the Americas
Iceland	New York, New York 10020
Tel: + 354 540 6200	+1-212-610-6300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 24, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. G80637104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Atorka Group hf.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Iceland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,260,470

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,260,470

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.63%

14.	Type of Reporting Person (See Instructions) CO

AMENDMENT NO. 7 TO

SCHEDULE 13D

Reference is made to the statement on Schedule 13D filed on July 23, 2007, Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 27, 2007, Amendment No. 3 thereto filed on September 13, 2007, Amendment No. 4 thereto filed on September 18, 2007, Amendment No. 5 thereto filed on September 19, 2007, and Amendment No. 6 filed September 24, 2007 (as so amended, the Schedule 13D) on behalf of Atorka Group hf. (Atorka), a company organized under the laws of the Republic of Iceland. All capitalized terms used without definition herein have the meanings ascribed thereto in the Schedule 13D. This Amendment No. 6 to the Schedule 13D amends and restates Item 3 and Item 5 of the Schedule 13D in their entirety as follows:

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Atorka purchased 312,500 shares of the Common Stock in the Issuer’s initial public offering on April 25, 2006 for an aggregate purchase price of $2,500,000.  The remainder of the shares were purchased in the open market (shares purchased in the past sixty days are set forth in Item 5), and the amount of funds used in the purchases was approximately $24,651,647.  All funds used in these purchases were derived from Atorka’s working capital.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

(a) - (b)  As of September 24, 2007, Atorka directly or indirectly beneficially owns 3,260,470 shares, or approximately 18.63%, of the Issuer’s Common Stock.  The percentage owned by Atorka is calculated based on 17,500,000 shares of the Issuer’s Common Stock outstanding as reported in the quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2007, which was filed with the SEC on August 14, 2007, which represents the most recent available public filing containing such information.

Atorka is also a holder of 986,700 units of redeemable warrants of the Issuer, issued in registered form under a redeemable warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and the Issuer.  Each warrant entitles Atorka to purchase one ordinary share of the Issuer at a price of $6.00.  The warrants are not currently exercisable and would only become exercisable upon the Issuer’s completion of a stock exchange, asset acquisition or other similar business combination.

(c) The following chart sets forth Atorka’s purchase of the Issuer’s securities in the past sixty days:

		Number of		Price per
		Units/Shares		Unit/Share	Where and How
Party	Date of Purchase	Purchased	Class of Securities	($)	Effected
Atorka	September 24, 2007	184,200	Common Stock	8.1203	Open market purchase
Atorka	September 21, 2007	104,344	Common Stock	8.0347	Open market purchase
Atorka	September 20, 2007	50,100	Common Stock	8.0162	Open market purchase
Atorka	September 19, 2007	114,000	Warrants	1.76	Open market purchase
Atorka	September 19, 2007	109,800	Common Stock	8.13461	Open market purchase
Atorka	September 18, 2007	130,300	Common Stock	8.03940	Open market purchase
Atorka	September 17, 2007	50,330	Common Stock	8.1005	Open market purchase
Atorka	September 14, 2007	107,000	Common Stock	8.1298	Open market purchase
Atorka	September 13, 2007	57,150	Common Stock	8.18	Open market purchase
Atorka	September 12, 2007	83,500	Common Stock	8.1342	Open market purchase
Atorka	September 11, 2007	159,700	Warrants	1.688	Open market purchase
Atorka	September 11, 2007	341,475	Common Stock	7.989	Open market purchase
Atorka	August 24, 2007	400,971	Common Stock	7.9615	Open market purchase
Atorka	August 23, 2007	500,000	Common Stock	7.697	Open market purchase

(d)  To Atorka’s knowledge, no person other than Atorka has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer which are deemed to be beneficially owned by Atorka.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies as of September 24, 2007 that the information set forth in this statement is true, complete and correct.

Atorka Group hf.

By: /s/ Arnar Már Jóhannesson
Name: Arnar Már Jóhannesson
:	Title: Chief Financial Officer